Exhibit 99.1

For more information, contact: Joe A. Ewing, Vice President, Investor Relations 712/277-7305 jewing@terraindustries.com

TERRA FILES DEFINITIVE PROXY MATERIALS AND
MAILS LETTER TO SHAREHOLDERS
Urges Shareholders to Vote FOR Terra’s Nominees on WHITE Proxy Card Today
SIOUX CITY, IOWA — October 13, 2009 — Terra Industries Inc. (NYSE: TRA) (“Terra” or the “Company”) today announced that it filed with the Securities and Exchange Commission definitive proxy materials in connection with the Company’s 2009 Annual Meeting of Shareholders, which is scheduled for November 20, 2009. Shareholders of record as of October 9, 2009 will be entitled to vote at the meeting.
Terra’s Board of Directors unanimously recommends that shareholders re-elect Terra’s three independent, highly-qualified and experienced directors — Martha O. Hesse, Dennis McGlone, and Chairman, Henry R. Slack. Shareholders are encouraged to vote today by telephone, Internet or by signing, dating and returning the WHITE proxy card.
The Company today mailed the following letter to shareholders:
October 13, 2009
Dear Fellow Terra Shareholder:
At the upcoming Annual Meeting of Shareholders scheduled for November 20, 2009, you will have the opportunity to re-elect three of Terra’s highly-qualified and experienced independent directors — Martha O. Hesse, Dennis McGlone, and our Chairman, Henry R. Slack.
As you know, CF Industries Holdings, Inc. (“CF”) has nominated three candidates for election to your Board in opposition to the Company’s nominees. CF has taken this step in an attempt to advance its inadequate merger proposal. We believe electing CF’s nominees would serve only the interests of CF and not the interests of all Terra shareholders. Your Board and management team are committed to enhancing shareholder value by continuing to execute our strategic plan, which we believe will deliver significantly more value to shareholders than CF’s proposal.
Your vote is extremely important. Your Board urges you to vote FOR your Company’s nominees TODAY by telephone, Internet or by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided.
YOUR BOARD IS EXECUTING THE RIGHT STRATEGY TO
DELIVER LONG-TERM VALUE TO ALL TERRA SHAREHOLDERS

NEWS from Terra Industries Inc.	October 13, 2009
Terra’s strategy builds on our strengths as a “pure play” nitrogen company by focusing on higher margin products, broad geographic diversification both for natural gas supplies and manufacturing, and business diversification into environmental services to expand our customer base outside of core agricultural markets. We believe that Terra’s strategic plan, financial resources and market conditions provide compelling opportunities for continued growth.
The successful execution of our strategy and prudent management of our financial resources have allowed us to continue to deliver value and results to our shareholders. Terra recently announced plans to return an aggregate of approximately $750 million in cash to shareholders through a special cash dividend of $7.50 per share. The special dividend is in addition to the 35% of net income we have returned to shareholders over the past three years in the form of share repurchases and dividends. We expect the special dividend, which is conditioned on the successful completion of our bond tender offer and new debt financing, as well as on the consent of our lenders, to be declared and paid during the fourth quarter. Terra’s strong balance sheet enables us to pursue opportunities to acquire assets that complement our business and fit our strategic objectives and long-term industry trends.
CF’S UNSOLICITED NON-BINDING PROPOSAL IS NOT
IN THE BEST INTERESTS OF TERRA OR ITS SHAREHOLDERS
CF has made five separate proposals to the Terra Board over the last nine months, none showing any material improvement over the initial unsolicited offer that CF made on January 15, 2009. Terra’s Board has been consistent in its assessment of the proposals and the lack of strategic or financial merit in a combination between Terra and CF. Among the many reasons why Terra continues to reject CF’s proposals include:
•	CF’s proposal is contrary to Terra’s strategy, which we believe will deliver greater value for our shareholders than CF’s proposal, and with significantly less risk. Terra’s interactions with CF over the years have allowed Terra’s management to develop a solid understanding of CF, its business and management. Terra believes that the industrial logic behind CF’s proposal is not compelling and is inconsistent with Terra’s strategic plan.

A combination with CF would shift our focus back to lower margin agricultural urea and ammonia, which represent 70% of CF’s nitrogen sales and only 16% of Terra’s, while significantly reducing our geographic advantages. Terra currently operates nine ammonia-based nitrogen chemical complexes on three continents, while CF operates two nitrogen complexes and one phosphate facility, all in North America. In addition, CF has 73% of its ammonia production on the U.S. Gulf Coast where import competition is the most severe, whereas 65% of Terra’s ammonia production already is located inland or in gas advantaged countries,

NEWS from Terra Industries Inc.	October 13, 2009
such as the Republic of Trinidad and Tobago, where Terra maintains a 50% interest in a successful ammonia manufacturing facility.

Further, a combination with CF would jeopardize our business diversification strategy, which has not been evident at CF. Terra, by contrast, has spent years developing Terra Environmental Technologies, a leader in nitrogen oxide abatement chemistry and the leading North American diesel exhaust fluid producer. At the same time, it would undercut Terra’s strength as a “pure play” nitrogen company by exposing Terra shareholders to risks associated with the phosphate fertilizer market without compelling scale in that nutrient.

•	CF’s proposal is opportunistic and does not fully reflect the underlying fundamental value of Terra’s assets, operations and strategic plan, including its strong market position, large cash position, and future growth prospects. While Terra would contribute 59% of the nitrogen results of the combined entity (based on full year 2008 results), CF’s proposed exchange ratio would give Terra shareholders only 43.6% of the equity of the combined entity after giving effect to CF’s adjustment for our proposed special dividend (based on CF’s stock price at October 8, 2009). In addition, CF’s proposed “Contingent Future Shares”, the sole purpose of which is to claw back consideration from Terra shareholders, could result in Terra shareholders receiving only 41.2% of the equity of the combined company (post-dividend adjustment), which is lower than CF’s initial offer nine months ago.[1]

•	Agrium’s pending premium offer for CF creates significant uncertainty for Terra shareholders. Terra’s Board believes CF shareholders are unlikely to approve a transaction with Terra if given the alternative of the Agrium bid. Terra’s Board also believes that CF’s stock price has been inflated as a result of Agrium’s pending premium offer for CF, meaning the actual value of CF’s offer could be significantly lower than current trading prices would indicate.
CF IS NOMINATING DIRECTORS TO TERRA’S BOARD TO
ADVANCE A SELF-SERVING AGENDA
CF has nominated three directors for election to Terra’s Board to further its attempt to acquire Terra in a transaction that your Board believes lacks compelling industrial logic, runs counter to our strategic objectives and fails to appropriately value Terra either on an absolute or relative basis. Yet CF does not even have a binding offer on the table. CF

[1]	CF has stated that it will adjust its proposed exchange ratio of 0.465 CF shares per Terra share downward if our proposed special dividend of $7.50 per share is declared and paid. CF’s proposed exchange ratio would give Terra shareholders 48.5% of the equity of the combined company without this dividend adjustment. In addition, adjusting CF’s proposed exchange ratio for CF’s proposed “Contingent Future Shares” could result in an actual exchange ratio of 0.4224 CF shares per Terra share without this dividend adjustment, or 46.1% of the combined company, which is also lower than CF’s initial offer nine months ago.

NEWS from Terra Industries Inc.	October 13, 2009
terminated its exchange offer for Terra on August 31, 2009, and its current merger proposal is conditioned upon CF’s satisfactory due diligence investigation of Terra. CF thus asks Terra shareholders to place CF nominees on the Terra Board while CF investigates whether and on what terms it would like to acquire Terra.
CF has also announced that after it terminated its exchange offer for Terra, it purchased approximately 7 percent of Terra’s outstanding shares in the market. While we agree with CF that Terra shares are a compelling investment, we do not believe that CF’s buying of votes can mask the flaws in its proposal.
PROTECT THE VALUE OF YOUR INVESTMENT
AND THE FUTURE OF YOUR COMPANY
Your Board remains focused on doing the right thing for our shareholders. Over the last nine months, the Board has acted in your best interests, appropriately and diligently reviewing all of CF’s inadequate proposals. At Terra’s Annual Meeting, you will have an opportunity to express your views and determine the future of your investment in the Company. We are confident that Terra has the right Board, the right management team and the right plan in place to continue delivering value to all Terra shareholders. Terra’s Board, which is composed nearly entirely of independent directors, is focused on creating shareholder value and not beholden to any particular agenda or constituency. Your Board unanimously and strongly recommends that you reject CF’s three nominees.
Your vote is IMPORTANT no matter how many shares you own. Please vote TODAY by telephone, Internet or by signing, dating and returning the enclosed WHITE proxy card. A postage-paid envelope is provided for your convenience. We urge you to discard any blue proxy card you may receive from CF.
In our interactions with you, our shareholders, you have been consistently and strongly supportive of our rejections of CF’s proposals. We welcome and will continue to solicit your opinions so we can continue to best represent your interests and views.
If you have any questions concerning CF’s proposal or need additional copies of Terra’s publicly-filed materials, please contact MacKenzie Partners, Inc. at (800) 322-2885 (Toll-Free) or at (212) 929-5500 (Collect).
We appreciate your continued support.

Sincerely,
/s/ Michael L. Bennett	/s/ Henry R. Slack

Michael L. Bennett President and Chief Executive Officer	Henry R. Slack Chairman of the Board

NEWS from Terra Industries Inc.	October 13, 2009

If you have any questions, require assistance with voting your WHITE proxy card, or need additional copies of the proxy materials, please contact:
105 Madison Avenue
New York, NY 10016
email: terraproxy@mackenziepartners.com
(212) 929-5500 (Call Collect)
Or
TOLL-FREE (800) 322-2885
About Terra
Terra Industries Inc., with 2008 revenues of $2.9 billion, is a leading North American producer and marketer of nitrogen products.
Important Information and Where to Find It
On October 13, 2009, Terra filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement in connection with its 2009 Annual Meeting, and is mailing the definitive proxy statement to its shareholders. Investors and security holders are urged to read the definitive proxy statement relating to the 2009 Annual Meeting and any other relevant documents filed with the SEC (when available), because they contain important information. Investors and security holders may obtain a free copy of the definitive proxy statement and other documents that Terra files with the SEC (when available) at the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com. In addition, the definitive proxy statement and other documents filed by Terra with the SEC (when available) may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000.
Certain Information Concerning Participants
Terra, its directors, executive officers and certain employees specified in Annex A to Terra’s definitive proxy statement for the 2009 Annual Meeting, which was filed with the SEC on

NEWS from Terra Industries Inc.	October 13, 2009
October 13, 2009, are participants in the solicitation of Terra’s security holders in connection with its 2009 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Terra’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009 and amended on April 28, 2009, and its definitive proxy statement for the 2009 Annual Meeting. To the extent holdings of Terra securities have changed since the amounts printed in the definitive proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com.
Forward-Looking Statements
Certain statements in this communication may constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. In particular, statements about Terra’s plans or intentions regarding the declaration and payment of the special cash dividend and Terra’s exploration of potential acquisition transactions are forward-looking statements and may not necessarily occur. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These risks, uncertainties and assumptions include, among others:
•	the risk that Terra Capital, Inc.’s tender offer for the 7.00% Senior Notes due 2017 of Terra will not be completed,

•	the risk that Terra’s planned debt financing will not be consummated,

•	the risk that the requisite consent of lenders under Terra Capital, Inc.’s existing credit facility will not be obtained,

•	risks related to potential acquisition transactions, including that they may not be entered into or consummated,

•	changes in financial and capital markets,

•	general economic conditions within the agricultural industry,

•	competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs),

•	changes in product mix,

•	changes in the seasonality of demand patterns,

•	changes in weather conditions,

•	changes in environmental and other government regulation,

•	changes in agricultural regulations and

NEWS from Terra Industries Inc.	October 13, 2009
•	changes in the securities trading markets.
Additional information as to these factors can be found in Terra’s 2008 Annual Report/10-K, in the sections entitled “Business,” “Risk Factors,” “Legal Proceedings,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the Notes to the consolidated financial statements.
Note:	Terra Industries’ news announcements are also available on its Web site, www.terraindustries.com.
Additional Contacts

Matthew Sherman/Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449
msherman@joelefrank.com/jmoser@joelefrank.com
Larry Dennedy/Laurie Connell
MacKenzie Partners, Inc.
(800) 322-2885
terraproxy@mackenziepartners.com